Item 77C

At a meeting held on January 16, 2014, the Trust's Board of Trustees approved a reorganization of Highland Alternative Income Fund
(the "Acquired Fund"), an open-end fund that is a series of the Trust, with and into Anchor Alternative Income Fund, (the
"Acquiring Fund"), a series of Northern Lights Fund Trust. Shareholders of the Acquired Fund approved the merger and the Acquired Fund transferred all of its respective assets to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the obligations and liabilities of the Acquired Fund.

Proposal:  Approval of the Agreement and Plan of Reorganization.

Highland Alternative Income Fund:

           No. of Shares

For           415,689
Against             0
Abstain             0